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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2001

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED
Date: November 30, 2001	By:	/s/ KEITH RICKARD Title: President and Chief Executive Officer

BakBone Software Incorporated

REVISED ANNUAL INFORMATION FORM

For the fiscal year ended

March 31, 2001

October 8, 2001

TABLE OF CONTENT

GLOSSARY	1
THE COMPANY	5
General	5
Subsidiaries	6
BUSINESS OF THE COMPANY	6
General Development and History	6
BUSINESS OVERVIEW	7
NetVault	7
MagnaVault	8
Product Distribution	8
Financial Information By Segment	8
Seasonality; Dependence on Raw Materials	9
Marketing Channels	9
Material Agreements	10
Properties and Facilities	11
Protection of Proprietary Information	13
Competitive Advantages	13
Governmental Regulations	14
Research and Development (R&D)	14
Trend Information	14
Demand Outlook for 2001	15
Market Size of Storage Management Software	15
Human Resources	15
BUSINESS RISKS	16
SELECTED CONSOLIDATED FINANCIAL INFORMATION	23
Selected Annual Information	24
Selected Quarterly Information	24
MANAGEMENT'S DISCUSSION AND ANALYSIS	25
DIVIDEND POLICY	25
MARKET FOR SECURITIES	25
DIRECTORS AND OFFICERS	25
MANAGEMENT AND DIRECTORS	27
ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE	29

GLOSSARY

    The following are definitions of certain terms used throughout this annual information form:

"Adaptive software architecture" means software that can be adaptable to changing environments, and the requirements put upon the code to incorporate new functionality;

"Annual Report" means the Company's annual report for the year ended March 31, 2001;

"APM" means Application Plug in Modules, a component of software targeted towards a certain type of application, which enhances the performance of the core software when used with that application;

"BakBone" or the "Company" means BakBone Software Incorporated, a Company incorporated under the laws of Alberta, and its subsidiaries, unless the context requires otherwise;

"BakBone Acquisition Corp." means a corporation incorporated under the laws of the State of Maryland, United States, merged with Tracer Technologies, Inc. in June 2000;

"BakBone KK" means BakBone Software KK, formerly NetVault Corporation KK, located in Tokyo, Japan;

"BakBone Ltd." means BakBone Software Limited, formerly NetVault Limited, located in Poole, United Kingdom;

"BakBone USA" means BakBone Software Inc., a corporation incorporated under the laws of the State of California, United States, located in San Diego, California;

"BSMS" means Backup Storage Management Software;

"CD/CD-R" means Compact Disc / Compact Disc—Recordable, a type of storage media;

"Common Shares" means the common shares in the capital of the Company, as presently constituted;

"CRM" means Customer Resource Management;

"DVD" means Digital Video Disc, a type of storage media;

"DAS" means Direct Attached Storage, a method for connecting storage devices to servers;

"department to enterprise systems" means a software solution that can address a wide array of system environments, which range in number of systems, type of systems, types of applications and types of hardware and network technologies incorporated into the system environment;

"Device drivers" means software embedded within an operating system, which manages communication with external devices;

"ERP" means Enterprise Resource Planning;

"FIELD COORDINATOR—AL" means Fibre Channel Arbitrated Loop;

"File systems" means a method and protocol for organizing and managing data;

"Hierarchical storage management" means the ability for a software product to provide a method for moving data from on-line media (usually disk) to near-line (usually tape and/or optical) and/or off-line media (usually tape and/or optical) and typically including "pointers" in a convenient fashion for users to understand where the data resides;

"IP" means Internet Protocol, a Layer 3 (network layer) protocol containing addressing information that allows packets of information to be routed over the Internet;

"IPS" means IP Storage, a protocol for communicating and transferring data over IP networks;

"IT" means information technology;

"LAN" means Local Area Network, a short distance data communications network used to link together computers and peripheral devices (such as printers) under some form of standard control;

"MagnaVault" or "MagnaVault Software" means BakBone's comprehensive secondary storage management software for UNIX and Linux host operating environments;

"MO" means Magneto-Optical, a storage format using optical technologies on rotating media;

"Multiple Point Products" means a software suite that includes several products, each addressing a certain point or need, and usually addressing a specific market niche;

"NAS" means Network Attached Storage, a type of data storage that delivers high performance by connecting directly to the Ethernet network rather than to the server. Network attached storage devices contain their own microprocessors and operating systems eliminating the need to go through the server;

"Net Resources" means Net Resources Incorporated, prior to changing its name to BakBone Software Incorporated, a company engaged in mineral exploration activities until 1999;

"NetVault" or "NetVault Software" means BakBone's storage management application software used for the backup and restoration of data on various storage topologies;

"NetVault Acquisition" means the acquisition by BakBone in March 2000 of all of the issued and outstanding capital of each of NVS, NetVault Holdings, NetVault Limited and 47% of the issued and outstanding capital of NetVault Corporation;

"NetVault Holdings" means NetVault Holdings Limited, a wholly-owned subsidiary of BakBone incorporated under the laws of the United Kingdom;

"NetVault Holdings Agreement" means the acquisition agreement dated December 1999 among BakBone, NVS, and the principal shareholders of NetVault Holdings Limited;

"NetVault KK" or "NetVault Corporation KK" means a wholly-owned subsidiary of BakBone, incorporated under the laws of Japan, now known as BakBone KK;

"NetVault KK Agreement" means the acquisition agreement dated December 1999 between BakBone and the principal shareholders of NetVault Corporation KK;

"NetVault KK Distribution Agreement" means the software license distribution agreement dated October, 1997 between NetVault Ltd. and NetVault KK pursuant to which NetVault Ltd. licensed the NetVault software to NetVault KK for distribution in Japan, South Korea, Taiwan, Singapore, Malaysia, Hong Kong, the People's Republic of China, Australia, New Zealand, Indonesia, the Philippines, Thailand, India, Laos, Cambodia and Vietnam;

"NetVault Ltd." means NetVault Limited, a wholly-owned subsidiary of BakBone, incorporated under the laws of the United Kingdom, now known as BakBone Ltd.;

"NVS" means NVS Holdings Inc., a wholly-owned subsidiary of BakBone, incorporated under the laws of the Province of Alberta, Canada;

"NVS Agreement" means the agreement dated December, 1999 among BakBone, NVS and the shareholders of NVS documenting the acquisition of NVS by BakBone;

"OEM" means Original Equipment Manufacturers;

"Optical jukebox management software modules" means software that can manage jukeboxes manufactured for the storage of data onto optical media, such as DVD, CD, etc.;

"SAN" means Storage Area Network, a short distance data communications network used to link elements within a storage environment;

"SP" means a Solution Provider, including resellers, VARs, system integrators or others;

"Storage migration" means the ability for a software product to provide a method for moving data from on-line media (usually disk) to near-line (usually tape and/or optical) and/or off-line media (usually tape and/or optical) and typically includes policies for moving the data at certain times;

"time to market configuration testing" means the ability to bring products to market in an efficient manner with the requisite amount of quality assurance testing;

"Tracer" means Tracer Technologies Inc., a corporation incorporated in the State of Maryland, United States, which merged with BakBone Acquisition Corp. in June 2000;

"Tracer Acquisition" means the acquisition by BakBone of Tracer, a private corporation based in Gaithersburg, Maryland and its 50% interest in Tracer Technologies Japan KK;

"Tracer KK" means Tracer Technologies Japan KK, located in Tokyo, Japan;

"TSE" means The Toronto Stock Exchange, the stock exchange on which BakBone Common Shares are traded under the symbol "BKB";

"VAD" means Value Added Distributor, a type of channel partner;

"VAR" means Value Added Reseller, a type of channel partner;

"Virtual file system support" means the ability to support and manage a file system that spans multiple physical media, and represents in a logical manner via the file systems to be viewed as physical drives and/or logical volumes;

"WAN" means Wide Area Network, a network that encompasses interconnectivity between devices over a wide geographic area.

    Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Exchange Rate Information

    The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of the month-end exchange rates during each such period and the end of period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at August 17, 2001 was $0.6468.

	Year ended March 31, 2001	Year ended April 30, 2000	Year ended April 30, 1999	Year ended April 30, 1998	Year ended April 30, 1997
High	$.6889	$.6969	$.7055	$.7317	$.7513
Low	$.6336	$.6607	$.6341	$.6832	$.7228
Average	$.6648	$.6795	$.6651	$.7132	$.7345
Period End	$.6336	$.6879	$.6626	$.7052	$.7228
	June 2001	May 2001	April 2001	March 2001	February 2001	January 2001
High	$.6604	$.6532	$.6520	$.6499	$.6697	$.6697
Low	$.6516	$.6435	$.6333	$.6336	$.6494	$.6595
Average	$.6559	$.6489	$.6437	$.6408	$.6548	$.6655
Period End	$.6590	$.6467	$.6510	$.6336	$.6527	$.6669

Currency

    In this Annual Information Form, all dollar amounts are expressed in Canadian dollars, except where otherwise indicated.

Forward-Looking Statements

    Certain statements in this Annual Information Form constitute forward-looking statements. The actual results, performance, or achievements of the Company may be materially different from those expressed or implied by such forward-looking statements. The forward-looking statements include projections relating to trends in markets, revenues, and future expenditures on research and development, marketing, general and administrative expenses, and capital resource sufficiency, dependence on new product development, dependence on a limited product portfolio and customer base, rapid technological and market change, competition and future growth. Each of these areas is subject to risks, which we discuss more fully under the heading "Business Risks". We also discuss certain trends in these areas, as reflected in the Company's Annual Report, which is incorporated herein by reference. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual information form might not occur.

ANNUAL INFORMATION FORM

THE COMPANY

General

    BakBone Software Incorporated ("BakBone" or the "Company") was originally incorporated under The Company Act (British Columbia) through the amalgamation of Canu Resources Limited and Ican Resources Ltd., carrying on business under the name "Ican Minerals Ltd.". In November, 1992, Ican Minerals Ltd. continued from the Province of British Columbia to the Province of Alberta and, effective December, 1998 changed its name to "Net Resources Inc.". Effective December, 1998, the Company consolidated its issued and outstanding share capital on the basis of one new Common Share for each six common shares formerly issued and outstanding. All references in this Annual Information Form to the Company's Common Shares refers to such Common Shares after giving effect to such consolidation, unless specifically noted otherwise. By Articles of Amendment filed in March, 2000, the Company changed its name to "BakBone Software Incorporated".

    BakBone's corporate headquarters are located at 10145 Pacific Heights Boulevard, Suite 900, San Diego, CA 92121. Our registered office is located at Suite 1400, 350—7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Subsidiaries

    The Company carries on its business primarily in the United States, United Kingdom, Japan and Canada through a number of subsidiaries, under the following corporate structure. The Company holds that percentage of the votes attached to all voting securities of its subsidiaries as designated by the percentage figures set forth below. The Company does not hold, nor do there exist, any issued non-voting securities in the subsidiaries.

    Unless the context otherwise requires, all references to the "Company" or "BakBone" include BakBone Software Incorporated and its predecessors.

BUSINESS OF THE COMPANY

General Development and History

    The primary business of the Company is to produce and sell storage management applications for the backup and restoration of data on department to enterprise systems.

    Prior to the NetVault Acquisition (discussed in detail below), the Company's business focus had been to pursue mineral exploration and development on property located in Washington County, Idaho. This gold exploration project had been developed and a feasibility study had been completed, but due to poor gold prices and limited access to capital, the Company discontinued further development and wrote off this investment during the year ended April 30, 2000.

    In 1999, Patrick Barcus ("Barcus") and Anthony Cerqueira ("Cerqueira"), the principals of NVS and NetVault KK, agreed to acquire Willow Limited (which later changed its name to NetVault Holdings) of the United Kingdom, which owned the NetVault software. Barcus and Cerqueira then approached BakBone to provide a public vehicle both to finance the proposed acquisition and to acquire all the issued and outstanding shares of NVS. In the transaction, BakBone agreed to issue

16,000,000 Common Shares in exchange for NVS's rights to proceed with the acquisition of NetVault Holdings, NetVault Ltd., NetVault Ltd.'s 25% interest in NetVault KK and the NetVault software.

    In March 2000, we completed the acquisition of NVS and issued 13,525,000 Common Shares, which in turn provided the right to acquire NetVault Holdings, NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK. BakBone next, through NVS, purchased NetVault Holdings, NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK for $4.5 million in cash. In conjunction with the acquisition of NetVault Ltd., we issued an additional 2,100,000 Common Shares to an employee benefit trust set up to retain certain key NetVault Ltd. personnel. In addition, we issued 375,000 Common Shares to Barcus and Cerqueira to acquire an additional 22% interest in NetVault KK, bringing our combined ownership in NetVault KK to 47%.

    In June 2000, we acquired all of the issued and outstanding capital stock of Tracer, a privately held corporation based in Gaithersburg, Maryland, which in turn owned 50% of Tracer KK. The acquisition of Tracer provided development and sales capabilities in markets focusing on device drivers, file systems and jukebox management software for optical and tape libraries and drives. The acquisition of Tracer provided an accelerated research and development synergy to the Company and has assisted in leveraging certain file system technologies with the NetVault storage management products. In addition, Tracer provided distribution channel partners and over 6,000 end user customers, a large number of which may provide an opportunity to include NetVault in their storage management solution set.

    To the knowledge of management, there has been no indication of any significant formal public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares which have occurred during the last and current financial year.

BUSINESS OVERVIEW

    BakBone is an emerging producer of data storage management software that is striving to become the leader in the field. We have two primary products: NetVault and MagnaVault, which are described in detail below. Our strategy is to become a leading provider of storage management software by leveraging our adaptive software architecture to deliver to the marketplace multiple point products and solutions. Our solutions are intended to deliver greater productivity and benefits to our customers, while embracing leading edge protocols, interfaces and network storage technologies.

NetVault

    NetVault is a storage management application software package for the backup and restoration of data on networked computer systems, ranging from workgroup to enterprise systems. NetVault addresses the growing data storage needs of systems administrators across a wide range of storage topologies, including DAS, SAN, NAS and IPS. NetVault's architecture meets the challenges of storage management for a wide variety of applications, including the most popular databases used by firms worldwide.

    Our NetVault software product, including its wide range of APMs, helps organizations rapidly and reliably access, manage, store and restore important information found on their networked computer systems. These products enable protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage and back up data distributed on large networks of systems without interrupting users. Our highly scalable products can be used independently, and certain products can be combined to provide interoperable client/server storage management solutions. All of our products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability.

    We acquired NetVault as a part of the NetVault Acquisition and we are the sole owner of the related intellectual property rights for NetVault.

MagnaVault

    MagnaVault is our comprehensive secondary storage (or "near-line") management software for UNIX and Linux host operating environments. The MagnaVault family of system software products provides virtual file system support for a wide variety of CD/CD-R, DVD, Magneto-Optical ("MO") and tape storage technologies. MagnaVault is designed to maximize the performance and utility of all types of secondary storage media, and provides transparent file system access to both NFS (UNIX) and CIFS (Windows) clients. MagnaVault includes web-based administration along with a complete set of powerful command line interface tools to simplify custom integration into a wide variety of applications. MagnaVault also includes an Application Programmers Interface that includes SCSI device drivers, robotic management and file systems. These file systems can be created in a variety of formats, such as ISO9660, UDF, UFS and BakBone's proprietary XFS, designed to maximize performance, provide media spanning and media and data interchange to any supported host operating system.

    MagnaVault file systems, device drivers and optical jukebox management software modules offer a wide range of media and device support for most of today's major manufacturers. Ongoing relationships and procedures are in place, designed to provide a continuous stream of technology upgrades for future MagnaVault product features. We participate in numerous industry forums and interest groups with the intention of ensuring that MagnaVault will continue to maintain relevance and utility into the future.

    We acquired MagnaVault as a part of the Tracer Acquisition and we are the sole owner of the related intellectual property rights for MagnaVault.

Product Distribution

    We presently market our products and associated services to OEMs and to end-user customers through indirect sales channels such as resellers, solution providers, hardware distributors, application software vendors and systems integrators.

    BakBone KK and Tracer KK, both located in Tokyo, Japan, distribute the NetVault and MagnaVault software in the Pacific Rim and via distribution channels in Japan and other countries throughout Asia.

    BakBone Ltd., located in the United Kingdom, distributes the NetVault and MagnaVault software in Europe, Africa and the Middle East.

    BakBone Inc., located in the United States, distributes the NetVault and MagnaVault software throughout the United States, Canada and South America.

Financial Information By Segment

    Management has determined that the Company operates in two segments, which are the NetVault product line and the MagnaVault product line. Operating revenues are generated from the licensing of software and sales of support services. The following table represents a summary of revenues by product line for the periods presented (in thousands):

	Eleven months ended March 31, 2001	Year ended April 30, 2000
Revenues
Licensing:
NetVault	$3,602	350
MagnaVault	2,726	—

Total	6,328	350

Services:
NetVault	800	122
MagnaVault	391	—

Total	1,191	122

Other	10	11

Total revenues	$7,529	483

    The following table represents a summary of revenues by major geographic region (in thousands):

	Eleven months ended March 31, 2001	Year ended April 30, 2000
Revenues
Licensing:
Europe	$603	46
Asia	3,801	304
North America	1,924	—

Total	6,328	350

Services:
Europe	417	90
Asia	301	32
North America	473	—

Total	1,191	122

Other — Asia	10	11

Total revenues	$7,529	483

Seasonality; Dependence on Raw Materials

    Our software business is not seasonal in any material sense. Our products consist primarily of intellectual property and do not depend in the traditional sense on raw materials. Fluctuation of price and supply of materials do not have a material effect on our business performance.

Marketing Channels

    We use a combination of indirect one-tier channel partners and OEMs in our channel sales strategy. We recruit VADs, VARs and SPs by leveraging strategic alliances and OEM partners'

established channels in the storage management industry. These recruitment efforts accelerate our channel strategy.

    VARs and SPs are provided varying levels of benefits in our loyalty program where, based on their contribution to our revenue, they can earn a predetermined percentage of revenue as cooperative marketing funds.

    Our channel marketing programs provide sales support, training, lead distribution and incentives for our partners' sales efforts, including co-operative marketing funds and market development funds. Installed base marketing is utilized for up-sell and cross-sell opportunities.

    The NetVault software products are sold through IT and data storage sales channels in Japan, Korea and Australia pursuant to distribution and licensing agreements. The most important of these agreements are described below.

Material Agreements

NCR Teradata Warehouse Development License and Software Dealer Agreement

    In May 1999, NetVault Limited entered into a development license agreement (the "NCR Development License Agreement") with NCR's Teradata Division, to develop a software application that would allow NetVault software to provide backup and restore functionality for NCR's Teradata Warehouse products. In connection with the NCR Development License Agreement, NCR and NetVault Limited also entered into an accompanying software reseller agreement effective May, 1999, to which NetVault Limited supplies the NetVault software to NCR to enable NCR to market and distribute the software to end users, as well as to enable NCR to provide certain software support to such end users. The term of the agreement is for a period of three years, with automatic renewal for additional one year periods. As a result, NetVault is available on a world-wide NCR price list for Teradata Warehouse offering for NCR's UNIX (MP-RAS) and Windows NT/2000 platforms.

OEM Agreement with Seagate Removable Storage Solutions (Seagate RSS)

    In May 2001, we entered into an OEM agreement with Seagate RSS that allows Seagate to bundle a basic version of our NetVault software with their TapeStor branded LTO single drive (Viper 200) and 11-slot autoloader (Viper 2000) products sold through commercial distribution channels. Seagate sells their equipment through distributors and resellers. The Seagate bundling programs create significant opportunities for sales upgrades and as well as sales leads for our channel sales organization and our reseller partners, as the OEM agreement requires that all NetVault upgrades (including service contracts, specific database/application support, and expansion backup server and client licenses) be purchased through our normal sales channels.

Bundled SAN Backup Solution with Qualstar, Vixel and Emulex

    To help manage the continually expanding requirement for fast and reliable access to exponentially growing amounts of data, the IT industry has embraced the concept of SANs as the preferred method for connecting large pools of data storage, and for providing a high-speed means of managing the data backup process. However, the costs and complexity of designing and implementing a SAN has typically limited its use to large enterprises.

    Taking advantage of NetVault's simplicity of use and installation, high performance, and an architecture optimized for use in the SAN environment, we have partnered with three storage industry leaders to provide a pre-configured, turnkey SAN solution that is targeted at the departmental and workgroup class IT environment. Our three partners—Emulex (NASDAQ: EMLX), Vixel (NASDAQ: VIXL), and Qualstar (NASDAQ: QBAK)—are all recognized technology and market leaders in their respective product categories. Our objective for this program is to deliver a multivendor-certified SAN hardware/software solution bundle that allows companies to quickly implement and benefit from the mission-critical reliability of networked storage.

    The turnkey, Solaris-based system sold through Qualstar's worldwide network of resellers provides mid-sized customers with proven ease of integration and optimum performance, and offers users a solution that can grow with them as their data storage needs increase. The agreement with Qualstar was signed in May 2001, with shipments scheduled to begin in June 2001. All upgrades and sales leads generated by these agreements will be sold through our VAR channel.

NEC Soft, Ltd. Distribution Agreement

    In March 2000, NetVault KK entered into a software license distribution agreement (the "NEC Distribution Agreement") with NEC Soft Ltd. of Japan, a subsidiary of NEC Corporation of Japan. The NEC Distribution Agreement provides for NEC Soft to distribute NetVault 6.03 with NEC Intel Server systems, shipping with Red Hat Linux 6.2. NetVault is to provide support for the product to NEC Soft engineers through NEC Soft channels of distribution.

License Agreements with Related Entities

    We have entered into licensing agreements with our related entities which enable these related entities to sell and distribute our software to customers worldwide. Specifically, Tracer has entered into license agreements with BakBone KK wherein it licenses the MagnaVault, HyperROM and Magna products in exchange for a royalty fee payable to Tracer as set forth in the agreement. Under these agreements, BakBone KK as licensee is given broad license rights including, but not limited to, marketing, distribution, resale, and modification of the product as necessary for sale in the Asian regions. Similarly, BakBone Ltd. has entered into licensing agreements with BakBone Inc. and BakBone KK wherein BakBone Inc. and BakBone KK license the NetVault product in exchange for a royalty fee payable to BakBone Ltd. as set forth in each respective agreement. Both licensees are given broad license rights including, but not limited to, marketing, distribution, resale and modification of the product as necessary for sale in the respective regions.

Properties and Facilities

    All assets are held in the name of BakBone or our affiliated subsidiaries. The following table details the Company's fixed assets as of March 31, 2001 (in thousands):

	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$4,929	$712	$4,217
Furniture and fixtures	738	73	665
Leasehold improvements	1,078	69	1,009

	$6,745	$854	$5,891

    We will require additional computer systems for further development of ongoing products, as well as for product testing and time to market configuration testing. Management estimates that the cost of the total equipment infrastructure, including development and testing costs, will approximate $250,000 during the current fiscal year ending March 31, 2002.

    The following tables details the Company's facility leases for office locations throughout the world:

Location	Sq. Ft.	Lease Commencement Date	Lease Expiration Date	Use of Property
Corporate Office 10145 Pacific Heights Blvd. Suite 900 San Diego, CA 92121	12,500	August 14, 2000	June 30, 2006	Administration Development Sales Marketing
Corporate Office 10147 Pacific Heights Blvd. Suite 300 San Diego, CA 92121	12,500	October 1, 2001	October 1, 2006	Administration
Corporate Apartment 10986 W Ocean Air Drive Apt. 377 San Diego, CA 92130	1,250	May 3, 2000	May 31, 2001 Month to Month	Out of town Employee Visits to Corp.
Lanham, MD Office 4200 Parliament Place Suite 100 Lanham, MD 20706-1878	8,494	April 1, 2000	December 31, 2001	Development Sales
Campbell, CA Sales Office 900 East Hamilton Suite 225 Campbell, CA 95008	250	October 1, 2000	September 30, 2001	Sales
Campbell, CA Sales Office 900 East Hamilton Suite 241 Campbell, CA 95008	250	October 1, 2000	September 30, 2001	Sales
Temecula, CA Sales Office 41690 Enterprise Circle North Suite 200N Temecula, CA	184	May 1, 2001	October 31, 2001	Sales
Munich Germany Sales Office Regus Centre Arnulfstrasse 27 Munich, Germany 80335	300	September 1, 2000	December 31, 2000 Month to Month	Sales
Calgary, Alberta Office Calgary Place 355-4th Ave SW 20th Floor, Tower 3 Calgary, Alberta, Canada	3,100	March 1, 2000	October 31, 2001	Administration
United Kingdom Office Merck House 2nd Floor Seldown Road Poole, Dorset	7,853	July 1, 2000	June 30, 2005	Development Administration Sales Marketing
Tokyo, Japan Office Shinjuku Daiichi-seimei bldg. 11F No.7-1, Nishi-Shinjuku, Shinjuku-ku Tokyo, Japan 163-0071	5,988	September 1, 2000	August 31, 2002	Administration Development Sales Marketing

    We are not aware of any environmental issues that will effect our utilization of assets.

    We currently have no plans to construct, expand or improve facilities in the near future as we maintain sufficient additional capacity within our existing facilities to accommodate growth in employee headcount. Our processes for production of software units shipped to customers entails the assembly of the software CD, manual and any additional collateral material in product specific packaging and, as such, occupies minimal space.

Protection of Proprietary Information

    We rely on a combination of contract, copyright, trademark and trade secret laws, confidentiality procedures and other measures to protect our proprietary information. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners. In addition, we enter into license agreements with respect to our software, documentation and other proprietary information. These licenses are nontransferable and have limited terms.

    We have several registered and/or common law trademarks in the United States and other countries, among them NetVault, BakBone, the BakBone logo, MagnaVault, CentraVault, MagnaWriter, DirectSAN, Dynamic Shared Devices/DSD, Magna, TurboVault, Power Press, Application Plug-In Module/APM and Smart Client.

Competitive Advantages

    We are an emerging participant in a market dominated by larger, better-funded, well-established companies. See "Risk Factors". However, in management's view, there are several key advantages to our products that will help us to compete with these other market participants. These advantages include:

  •
  Native Networked Storage Capacity. NetVault is designed to work with the wide range of current and emerging forms of networked storage.

  •
  Application Integration Capability. NetVault's modular architecture provides the capability to integrate an unlimited number of applications without affecting the NetVault core code. We currently market more than 20 APMs covering every major enterprise database sold in the marketplace today, including Microsoft SQL Server, Oracle 8i, and SAP R/3.

  •
  Performance Framework. NetVault maximizes use of shared memory, block size adjustment, data compression and other "speed tuning" features for maximum throughput of data on fast tape drives.

  •
  Non-Proprietary Tape Formats. Allows for easy disaster recovery of data in the event of catastrophic failure, even in the absence of the NetVault software application and the NetVault software catalog.

  •
  Easier to Install, Use, and Maintain. Reduces the need for professional services, a key requirement for market leading competitors, who rely on large service organizations in order to deploy their products.

  •
  Multiple Server and Client Support. Offers support for all major UNIX platforms, Linux, and Microsoft Windows NT/2000, over 32 operating systems in all.

  •
  File System Expertise. The MagnaVault file systems offers us an additional market entry point with inherent support for nearline storage products not offered by many of our competitors. MagnaVault today provides virtual file system capabilities for CD, DVD and Magneto-Optical storage technologies for both UNIX and Windows clients, all through a simple web-based interface.

  •
  Future File System Integration. We are re-engineering the MagnaVault file system in order to integrate it onto the NetVault core engine. This is expected to offer users the only solution that we are aware of in the marketplace that combines backup and nearline applications at a granular level.

Governmental Regulations

    We are a multi-national corporation and we ship our software products all over the world. As such we must abide by the export regulations as promulgated by the Bureau of Export Administration and U.S. Department of Commerce. In the event such regulations would restrict our ability to ship our products into countries where we have a high volume of customers, our business could be affected.

    To management's knowledge, there are no known government regulations regarding storage management that would adversely affect our business. Certain government required standards are normally a part of industry knowledge, and as such, would be understood and acted upon by us in the normal course of doing business. Certain government regulations have come up recently that have a positive impact upon us. The most significant legislation that encompasses digital storage management on a global basis is the National Archives Records Archive Initiative as outlined in the United States Department of Defense's 5015.2 rule. Active program participants include Hitachi, IBM, Intel and Microsoft, and encompass many US-based initiatives that include the Stanford Digital Library Technologies project, National Science Foundation (NSF) Digital Library Initiative, DARPA, National Library of Medicine, Library of Congress (LOC) Digital Library, NASA and the FBI. Other significant digital storage management legislation that has a positive impact on the Company is recent SEC mandates towards audited integrity for emails by storing them on optical (non-volatile, non-rewritable) media, covered under the US Presidential initiative (PERPOS), an additional component of the Department of Defense's 1505.2 rulemaking. All facets of international, national, state and local governments all have legislation governing digital storage management guidelines that have a significant positive impact on the overall storage management initiatives within the Company.

Research and Development (R&D)

    We have established development divisions in Poole, United Kingdom, Lanham, Maryland and San Diego, California. We also maintain development in Tokyo, Japan specific to adapting our software for use in the Asia-Pacific Region.

    The next planned phases of R&D center around developing more differentiating functionality on the individual MagnaVault and NetVault products.

Trend Information

    Trends in our financial performance are discussed in greater detail in the Company's Annual Report, which is incorporated by reference in this Annual Information Form. For businesses worldwide, information on customer buying patterns, supply chains, inventory, manufacturing, and every facet of a company's activities are increasingly recorded by ERP software, stored in databases and viewed as a strategic asset. Many of our customers believe that a regular backup strategy, which includes copying data and keeping it safe in a location outside the network, is an essential element to protection of key data. The increasing strategic importance of data is complemented by the increasing amount of data stored.

    This has fueled growth in the amount of storage products shipped, which is increasing at roughly a 90% compounded annual growth rate. We note that some of our customers are doubling or tripling their overall storage on an annual basis. Growth drivers within the storage management industry include the increasing need to store multimedia data such as voice and video, the continued penetration of ERP applications, the emerging on-line application processing and decision support market, and the proliferation of email systems in companies of all sizes.

    Combined with the increasing amount and importance of data is the complexity of managing data in a heterogeneous, distributed computing environment. Data is stored in different operating systems, on different forms of media, and on different hardware platforms. And yet, the mandate is for the information to be readily accessible and reliable to an increasingly mobile, geographically scattered workforce.

    The type of data being stored on client/server systems is changing. Growth in the Internet and corporate intranet sectors, as well as the rise of 32-bit/64-bit architectures, give impetus to the changes in data seen in the distributed network. First, the increase in popularity in Web-based applications has resulted in an increase of multimedia data types (including large video streams) that have significant storage requirements. The ease of use and low cost of ownership of Web-based applications are catalyzing a trend toward publishing data that is content-oriented, versus application-oriented.

    Management has targeted the OEM market as a critical target market for our revenue growth going forward. Sales through the OEM channel generally have a combined impact on revenues. First, the shipment of our products to the OEM for inclusion with their software or hardware solution sold to their end users generally provides nominal per unit revenue to the Company. Where we do not hard bundle our product with the OEM's software or hardware, we include a 45 day trial version of our product with our OEM's software or hardware solution. This trial version gives potential end users exposure to a full version our products, for a limited time.

    The second area of impact from OEM sales is that of the up-sell of an end user to a fully functional version of our product. An up-sell provides for a full license fee and generally includes maintenance revenues associated with a one year service contract. As we are establishing our OEM channel, the number of OEM hardware units shipped and the related up-sell rate is not currently available but these will be key measures of the success of the OEM program on an ongoing basis.

Demand Outlook for 2001

    The demand for additional computer storage capacity and the accompanying requirement for software and hardware products to manage the additional capacity is expected to continue to grow at a significant rate. International Data Corporation ("IDC") expects IT spending to increase by double digits over the next five years, as global companies invest more resources into productivity-enhancing technologies.

Market Size of Storage Management Software

    The market for storage management software exceeded $5.6 billion in 2000, and is projected to surpass $14.7 billion in 2004 by Gartner Group. This market segment includes disk backup and restoration, disk optimization and compression, disaster recovery, disk utilization reporting, tape management, and storage virtualization. Archive management and storage migration, including hierarchical storage management, are also in this segment. The storage management market can be partitioned into three segments: desktop, server, and host, representing the low-end, mid-range, and high-end niches, respectively. Within the server or network operating system niche, Windows NT/2000 is the fastest-growing segment. IDC forecasts annual growth of 40%-45% through 2003. (Source: Lehman Brothers Technology Sector, Storage Infrastructure & Software, "Storage Software: Beacon Through the Network Fog," March 1, 2001.)

Human Resources

    The following table details our employees by geographic location as well as by functional department. The periods presented consist of the three most recent fiscal year end dates: December 31,

1999 for BakBone KK and BakBone Ltd., our predecessor companies, and April 30, 2000 and March 31, 2001 for BakBone and its subsidiaries:

	Employees by Geographic Location
	December 1999		April 2000		March 2001
	No.	%	No.	%	No.	%
United States	—	—	27	51%	112	69%
United Kingdom	12	71%	17	32%	32	20%
Japan	5	29%	9	17%	14	9%
Canada	—	—	—	—	4	2%

TOTAL	17	100%	53	100%	162	100%

	Employees by Department
	December 1999		April 2000		March 2001
	No.	%	No.	%	No.	%
Sales and marketing	2	12%	17	32%	51	32%
Research and development	11	65%	24	45%	70	43%
General and administrative	4	23%	12	23%	41	25%

TOTAL	17	100%	53	100%	162	100%

BUSINESS RISKS

    An investment in the Common Shares of the Company should be considered highly speculative due to the nature of the Company's business and operations. In addition to the other information contained in this Annual Information Form, prospective investors should carefully consider each of, and the cumulative effect of, all of the following factors.

We Depend on Large Orders from End-User Customers for a Significant Portion of Our Revenue.

    We depend on large orders for a significant portion of our revenue. Our revenue in one quarter may fluctuate significantly based on whether a large sale near the end of a quarter is closed or delayed. Our sales generally range in value from a few thousand dollars to tens of thousands of dollars. The process of closing these large sales is sometimes lengthy; therefore, our revenue for a given period is likely to be affected by the timing of these large orders, which makes it difficult for us to predict the amount of quarterly revenue. The factors that may delay these large orders include:

  •
  time needed for end-user customers to evaluate our software;

  •
  customer budget restrictions, particularly in weak or uncertain general economic and industry conditions; and

  •
  customers internal engineering work needed to integrate our software with their systems.

We Derive a Significant Amount of Revenue From Only a Few Customers.

    If any of our largest customers were to reduce purchases from us, our business would be adversely affected, unless we were able to increase sales to other customers substantially. Many of these customers have recently announced that their own businesses are slowing, which could adversely affect their demand for our products. We do not have a contract with any of these customers that requires the customer to purchase a specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels.

We Face Intense Competition on Several Fronts.

    We have a number of competitors in our product market. If existing or new competitors gain market share, our business and operating results could be adversely affected. Many of our competitors have greater financial resources than we do in the areas of sales, marketing and product development. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors. Finally, because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the software industry, we expect to face additional competition from these companies in the future.

    Our primary competitors and their products are:

Veritas Software
Legato Systems
Hewlett Packard
IBM
Computer Associates
EMC

NetBackup, BackupExec
NetWorker, SmartMedia, Celestra
Omniback
Tivoli Storage Manager, ADSM
ARCServe, Alexandria
EDM (software only)

We May Require Additional Capital.

    Actual expenses may exceed our projected amounts and/or actual revenues may be less than we currently project, in which case we may need to raise additional funds from lenders and equity markets in the future. In addition, we may choose to raise additional financing in order to capitalize on perceived opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional equity or debt financing is raised by the issuance of shares, control of the Company may change and shareholders may experience dilution to their equity interest in the Company.

Our Quarterly Revenue May Fluctuate Significantly, Which Could Cause the Market Price of Our Stock to be Extremely Volatile.

    We may experience a shortfall in revenue in any given quarter. Any such shortfall in revenue could cause the market price of our stock to fall substantially. Our revenue in general, and our license revenue in particular, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

  •
  the timing and magnitude of sales through our OEM customers, including Seagate and NCR;

  •
  the possibility that a slowdown in sales by our OEM customers could result in reduced demand for our products;

  •
  the introduction, timing and market acceptance of new products;

  •
  changes in data storage and networking technology or introduction of new operating system upgrades by our OEM customers, which could require us to modify our products or to develop new products;

  •
  the relative growth rates of the Windows NT, UNIX and Linux markets;

  •
  the rate of adoption of storage area networks and the timing and magnitude of sales of our storage area networking products and services;

  •
  the rate of adoption of network attached storage appliance technology and the timing and magnitude of sales of our network attached storage appliance products and services;

  •
  the extent to which our customers renew their maintenance contracts with us;

  •
  changes in our pricing policies and distribution terms;

  •
  the ability of our end-user customers to purchase our products may be adversely affected by their inability to raise additional capital or to meet their business objectives;

  •
  the possibility that our customers may defer purchases or choose to not purchase at all as a result of reduced information technology budgets;

  •
  the possibility that our customers may defer purchases in anticipation of new products or product updates by us or by our competitors;

  •
  the overall demand for data availability products and services, which is likely to be lower in weak or uncertain general economic and industry conditions; and

  •
  the possibility of an overall economic slowdown.

    You should not rely on the results of any prior periods as an indication of our future performance. If we have a shortfall in revenue in any given quarter, our efforts to reduce our operating expenses in response will likely lag behind the revenue shortfall. Therefore, any significant shortfall in revenue will likely have an immediate adverse effect on our operating results for that quarter.

Our Business Could Be Adversely Affected If We Fail to Manage Our Growth Effectively.

    If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of securities analysts or investors with respect to future operating results. To manage this growth we must continue to:

  •
  improve our financial and management controls, reporting systems and procedures;

  •
  add and integrate new senior management personnel;

  •
  improve our licensing models and procedures;

  •
  hire, train and retain qualified employees;

  •
  control expenses;

  •
  diversify channel sales strategies;

  •
  integrate geographically dispersed operations; and

  •
  invest in our internal networking infrastructure and facilities.

    We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Third Parties May Claim That We Infringe Their Proprietary Rights.

    We may potentially receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

    We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We May Not be Able to Protect Our Proprietary Information.

    We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We license some of our products under "shrink wrap" license agreements that do not require a physical signature by the end user licensee and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Existing Strategic Alliances May be Terminated and We May be Unable to Develop New Relationships.

    Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances with third party suppliers, VARs, VADs, OEMs and other businesses integral to our future success. There can be no assurance that existing strategic alliances will not be terminated or modified in the future nor can there be any assurance that new relationships will be developed.

    None of our over 60 channel partners and OEMs worldwide have any obligation to continue selling our products and any of them may terminate their relationship with us at any time.

    A portion of our future revenue is expected to come from OEM sales that incorporate our storage management software into the OEM hardware solution. We will have no control over the shipping dates or volumes of systems the OEMs ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. These OEMs also could choose to bundle a competitor's product in lieu of our product.

    We expect a large portion of our revenues will come from our channel partners across the world. These partners have no obligation to establish a sales relationship, or to continue selling any of our products and may terminate the relationship with us at any time upon written notice as described in the related channel partner agreements.

Our Various Distribution Channels Require Constant Management; Retail Distribution Poses Unique Risks That Could Adversely Affect Our Business and Operating Results.

    If we fail to manage our distribution channels successfully, they may conflict with one another or otherwise not function as we anticipate, and our business and operating results could be adversely affected. Some of our software products are sold primarily in the retail channel, posing different challenges than we face in selling most of our products. For example:

  •
  the BakBone brand does not currently have high recognition in the retail channel;

  •
  retail distribution typically involves shorter product life cycles; and

  •
  the retail channel has higher risks of product returns, higher marketing expenses and less predictable market demand.

We Rely on Competing Equipment Manufacturers as a Material Source of Revenue.

    A portion of our revenue is expected to come from our OEMs that incorporate our storage management software into their hardware solution. Risks associated with our OEM customers include:

  •
  we have no control over the shipping dates or volumes of systems they ship;

  •
  OEM customers have no obligation to recommend or offer our software products;

  •
  they may generally have no minimum sales requirements and can terminate our relationship at any time or upon short notice;

  •
  they could choose to develop their own data availability products and incorporate those products into their systems instead of our products;

  •
  they could develop enhancements to and derivative products from our products; and

  •
  they could change their own base products, which could make it difficult for us to adapt our products to theirs.

    Finally, our OEM customers compete with one another. If one of our OEM customers views the products we have developed for another OEM as competing with its products, it might decide to stop doing business with us, which could adversely affect our business and our operating results.

Some Of Our OEM Agreements May Not Result in Increased Product Sales.

    We have OEM agreements with Seagate and NCR. If we are unable to leverage these relationships to increase product sales, we will have expended significant resources without generating corresponding revenue, which could adversely affect our business and our operating results. We expect to leverage the inclusion of our products in the OEMs' software and products to generate sales of additional products to the OEMs' customers. These relationships require our personnel to develop expertise with respect to the OEMs' products and markets and to cooperate closely with their personnel. We cannot assure you that we will be able to attract and retain qualified employees to work with our OEM customers or to develop and improve the products designed for these customers.

Our Product Lines are Not Broadly Diversified.

    We derive and expect to derive a substantial majority of our revenue from a limited number of software products. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that would could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

Our Software May Have a Short Life Cycle.

    Software products typically have a limited life cycle and it is difficult to estimate when they will become obsolete. We must therefore continually develop and introduce innovative new products and/or upgraded versions of our existing products before the current software has completed its life cycle. If we are unable to keep pace with the need to supply new products, we may not be able to grow and sustain the level of sales required for success.

Our Success Depends On Our Ability to Develop New and Enhanced Products That Achieve Widespread Market Acceptance.

    Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms, and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to developing software products and services for the storage area networking market and the network attached storage appliance market. Each of these markets is new and unproven, and industry standards for these markets are evolving and changing. If these markets do not develop as anticipated, or demand for our products in these markets does not materialize or occurs more slowly that we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

Our Products May Contain Significant Defects Which May Result in Liability and/or Decreased Sales.

    Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products, or which could adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

We May Be Unable to Hire and Retain Qualified Employees.

    Our future growth and success depends on our ability to hire and retain qualified employees as needed, and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results may be adversely affected. Conversely, if we fail to reduce staffing levels when necessary, our costs would be excessive and our business and operating results would be adversely affected. We need to hire and retain sales, technical, and senior management personnel to support the planned expansion of our business and to meet the anticipated increased customer demand for our products and services. Competition for people with the skills we require is intense, particularly in the San Diego area where our headquarters are located, and the high costs of living in this area make our recruiting and compensation costs higher. As a result, we expect to continue to experience increases in compensation costs. We cannot assure you that we will be successful in hiring or retaining new personnel. Even if we are successful in hiring and retaining new personnel, the resulting growth is likely to be disruptive to our business and could have an adverse effect on our ability to maintain our anticipated growth.

The Loss of Key Personnel Could Adversely Affect Our Business.

    Our future anticipated growth and success depends on the continued service of our key sales, technical, and senior management personnel. Many of our senior personnel have been with the Company or its predecessors for a number of years, and we cannot assure you that we will be able to retain them. The loss of senior personnel can result in significant disruption to our ongoing operations, and new senior personnel must spend a significant amount of time learning our business and our systems in addition to performing their regular duties. Even though we have entered into employment agreements with some key management personnel, these agreements cannot prevent their departure. We do not have key person life insurance covering any of our personnel, nor do we currently intend to obtain this insurance.

Our Foreign Operations and Sales Create Special Problems That Could Adversely Affect Our Operating Results.

    An investment in our securities involves greater risk than an investment in many businesses because we have significant operations outside of the United States, including engineering, sales, and client services, and we plan to expand these international operations. As of March 31, 2001, we had 32 employees in Europe and 14 employees in Japan. Our foreign operations are subject to risks, including:

  •
  potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

  •
  imposition of foreign laws and other governmental controls, including trade restrictions;

  •
  fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers' ability to obtain financing for software products or which could make our products more expensive in those countries;

  •
  longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

  •
  difficulties in staffing and managing our foreign operations;

  •
  difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

  •
  seasonal reductions in business activity in the summer months in Europe and other countries; and

  •
  costs and delays associated with developing software in multiple languages.

    In addition, our foreign sales are denominated in their respective local currency, creating risk of foreign currency translation gains and losses that could adversely affect our business and operating results.

Our Past Results are Not Indicative of Our Future Prospects

    Operating results of Net Resources, our corporate predecessor, prior to the NetVault Acquisition are not representative of our current business of selling data storage management software. We therefore should be analyzed as a new business with a limited operating history in the software industry.

The Costs of Integrating Recently Acquired Companies May Continue.

    There have been significant costs of integration associated with our acquisitions of NVS, NetVault Holdings, NetVault Limited, NetVault K.K., and Tracer. As each of these corporations carry on operations in different jurisdictions, we have had to update their accounting systems to accommodate them. We believe that the majority of integration costs for these entities have been incurred.

Power Outages or Natural Disasters Could Disrupt Our Business.

    We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events, as well as from power outages. A substantial portion of our operations are subject to these risks, particularly our operations located in California. While the impact to our business and operating results has not yet been material, we cannot assure you that power losses will not adversely affect our business in the future, or that the cost of acquiring sufficient power to run our business will not increase significantly.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

    Our fiscal year end is March 31. In August 2000, our Board of Directors approved a change in our fiscal year end for financial reporting purposes from April 30 to March 31, effective beginning May 1, 2000. Accordingly, the following tables set forth selected financial data of BakBone for the eleven months ended March 31, 2001 and the year ended April 30, 2000. The Company was formed effectively in March, 2000 through the Company's acquisition of NVS. The acquisition was accounted for as a reverse takeover between a shell company, BakBone, and an operating company, NVS. This resulted in the continuation of the financial statements of NVS with the continuation of BakBone's legal name and share capital. Although the financial statements are presented as the year ended April 30, 2000, they reflect only two months of operations (March and April) as NVS had no operations prior to March, 2000. Concurrently with BakBone's acquisition of NVS, NVS acquired the assets of NetVault Holdings, a non-operating shell company, NetVault Ltd.and NetVault Ltd.'s 25% interest in NetVault KK.

    Selected financial data is presented for our predecessor entities, NetVault Ltd. and NetVault KK, from 1998 through our acquisition of these entities in March, 2000. Selected financial data are not presented for 1997 for NetVault Ltd. as prior to April 1998, NetVault Ltd. held only partial ownership of the intellectual property rights of the NetVault Software and another entity was engaged in the development and sales functions of the NetVault Software. In April 1998, NetVault Ltd. acquired full ownership of the NetVault Software and engaged in the development and sales activities that we acquired in March 2000. Selected financial data are not presented for 1997 for NetVault KK because it was not incorporated until February 1998. Both predecessor companies' fiscal year ends were December 31, and as such, a stub period is presented in the table below for the period between December 31, 1999 and the acquisition date of March 1, 2000 which reflects the combined financial statements of NetVault Ltd. and NetVault KK. In addition, net income or net loss per share for the predecessor entities has been omitted as these entities were private companies and management believes that information is not meaningful.

    The selected consolidated financial information should be read in conjunction with the Company policy for this annual financial statement set forth in the Company's Annual Report.

Selected Annual Information

	Eleven Months Ended March 31, 2001	Year Ended April 30, 2000	Two Months Ended February 29, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(in thousands, except per share data)
Selected Statement of Operations Data
Revenues	$7,529	$483	$585	$3,719	$1,837
Cost of revenues	1,187	51	122	1,003	357

Gross profit	6,342	432	463	2,716	1,480
Operating expenses	35,170	1,823	265	2,342	2,681

Income (loss) from operations	(28,828)	(1,391)	198	374	(1,201)
Other (income) expense	3,889	(77)	3	5	38

Net income (loss)	$(32,717)	$(1,314)	$195	$369	$(1,239)

Net loss per share — basic and diluted	$(0.92)	$(0.14)	N/A	N/A	N/A

	March 31, 2001	April 30, 2000	February 29, 2000	December 31, 1999	December 31, 1998
			(in thousands)
Selected Balance Sheet Data
Working capital (deficit)	$(304)	$29,357	$(691)	$(883)	$(1,847)
Long-term assets	20,417	5,072	461	461	1,051
Total assets	29,573	37,316	2,156	2,409	2,041
Long-term liabilities	675	—	—	—	20
Shareholders' equity (deficit)	19,280	34,429	(230)	(422)	(816)

Capitalization and Indebtedness

    The table below sets forth our total indebtedness and capitalization as of May 31, 2001 (in thousands). You should read this table in conjunction with the consolidated financial statements and notes included in the Company's Annual Report.

Current debt	$4,243
Long-term debt	833

Total debt	$5,076

Shareholders equity
Common shares, 41,760,922 issued and outstanding	$52,771
Special warrants	15,000
Accumulated deficit	(39,102)
Cumulative exchange adjustment	607

Total shareholders' equity	$29,276

Total capitalization	$30,109

Selected Quarterly Information

    The following table sets forth selected consolidated financial information of the Company for the five most recently completed quarters ending at the end of the most recently completed financial year

(in thousands, except per share data). As discussed under the heading "Selected Consolidated Financial Information", the Company was formed effectively on March 1, 2000 through the Company's acquisition of NVS, which was accounted for as a reverse take-over between a shell company, BakBone, and an operating company, NVS. Due to the nature of the reverse take-over and the purchase acquisitions previously described, there were effectively no comparative operating results for the Company for dates preceding March 1, 2000. As such, no quarterly historically information is presented for comparative purposes for any period prior to March 2000. Effective with the fiscal year beginning May 1, 2000, the Company changed its fiscal year end from April 30 to March 31.

			Net Loss Per Share
	Gross Revenue	Net Loss	Basic	Fully Diluted
2000
Quarter ended:
April 30	$483	$(1,314)	$(0.14)	$(0.14)
June 30	862	(3,803)	(0.14)	(0.14)
Sept. 30	1,749	(9,121)	(0.26)	(0.26)
Dec. 31	2,295	(9,889)	(0.26)	(0.26)
2001
Quarter ended:
March 31	$2,624	$(9,904)	$(0.25)	$(0.25)

MANAGEMENT'S DISCUSSION AND ANALYSIS

    The Company's Management Discussion and Analysis relating to the consolidated financial statements of the Company for the year ended March 31, 2001, which form part of the Company's Annual Report, are incorporated herein by reference and form an integral part of this Annual Information Form.

DIVIDEND POLICY

    The Company has not paid any dividends on its Common Shares during the last five financial years. The future payment of dividends will be determined by the board of directors of the Company and will be dependent on the financial needs of the Company to fund future growth, the general financial condition of the Company and other relevant factors. The Company does not intend to pay dividends on its Common Shares in the foreseeable future.

MARKET FOR SECURITIES

    The Common Shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol "BKB".

DIRECTORS AND OFFICERS

    The names, municipalities of residence, positions with BakBone, time served as a director and the principal occupations of the directors and officers of BakBone are set out below. Directors are generally elected at the annual meetings with shareholders and serve until the next annual meeting or until a successor is elected or appointed.

Name and Municipality of Residence	Office Held	Period as Director	Principal Occupation
Keith Rickard San Diego, California	President, Chief Executive Officer and Director	Director since September 24, 2001	President and Chief Executive Officer of the Company.
Harry Brayne Sturminster, Dorset	Director and Managing Director	Director since March 16, 2000	Managing Director, Europe of the Company.
Anthony Cerqueira LaMesa, California	Officer	—	Officer of the Company.
Patrick Barcus Germantown, Maryland	Vice President, Pacific Rim	—	Vice President, Pacific Rim of the Company.
Fabrice Helliker Poole, Dorset, U.K.	Executive Vice President of Engineering	—	Vice President of Engineering of the Company.
Andrew Unsworth Broadstone, Dorset, U.K.	Managing Director, European Operations	—	Managing Director, Europe, Middle East and Asia for the Company.
Archibald Nesbitt(1)(2) Calgary, Alberta	Director	Director since December 18, 1996	Chairman of the Board of the Company.
J.G. (Jeff) Lawson(1)(2) Calgary, Alberta	Director	Director since March 13, 2000	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors, since January 1, 1999; prior thereto, Associate, Burnet, Duckworth & Palmer LLP.
Neil MacKenzie(1)(2) Calgary, Alberta	Director	Director since March 13, 2000	Vice-President of Newpark Drilling Fluids Canada Inc., a subsidiary of Newpark Resources Incorporated, which trades on The New York Stock Exchange.
Jeffrey Taylor Las Vegas, Nevada	Director	Director since May 8, 2001	Independent businessman.

Notes:

(1)
Member of the Audit Committee, which committee is required pursuant to the Business Corporations Act (Alberta).

(2)
Member of the Corporate Governance and Compensation Committee.

(3)
The Company does not have an executive committee of its board of directors.

    All of the above directors and officers have held their present principal occupations or other positions with the same organizations listed above for at least the last five years except as described under "Management and Key Employees" below.

    Each of Messrs. Brayne, Lawson, Nesbitt, MacKenzie, Rickard and Taylor were appointed at the last annual meeting of Shareholders of the Company, held on September 24, 2001.

    Each current director holds office until the next annual meeting of shareholders. Which management anticipates will be held in September, 2002.

    As at August 7, 2001, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, approximately 7,700,000 Common Shares or approximately 18.4% of the issued and outstanding Common Shares. Additionally, 1,701,200 Common Shares have been reserved for issuance to the directors and senior officers of the Company on exercise of outstanding stock options.

    Circumstances may arise where members of the board of directors of the Company are directors or officers of corporations which are in competition to the interests of the Company. No assurances can be given that opportunities identified by such board members will be approved by BakBone. Pursuant to the Business Corporations Act (Alberta), directors who have an interest in an proposed transaction upon which the board of directors is voting are required to disclose their interests and refrain from voting on the transaction.

MANAGEMENT AND DIRECTORS

Keith Rickard, President, Chief Executive Officer and Director

    Keith Rickard is responsible for leading BakBone's overall strategy, vision and aggressive growth. Before joining BakBone as president and CEO in June 2001, he held several leadership positions at Sterling Software where he drove growth in multiple product divisions. His most recent role was as president of Sterling Software's Storage Management Division, where he was responsible for all aspects of Sterling's storage management software product suite, including worldwide sales, marketing, engineering and business development. During his tenure, Mr. Rickard grew overall revenues and profitability significantly and successfully integrated three acquisitions. He possesses a unique combination of technical expertise and business acumen with over 20 years experience in software and 10 years in computer services industries and brings a wealth of international experience to his role. Mr. Rickard holds a Bachelor of Science in Mathematics from the University of London.

Anthony Cerqueira, Officer

    Anthony Cerqueira is a co-founder of BakBone and is an officer. He led the startup of BakBone KK in Japan in 1998, and led the business and strategic development and financing efforts for our corporate launch in March 2000. Mr. Cerqueira served as the Company's Chief Executive Officer from June 2000 through June 2001. He has extensive experience as a sales and marketing executive in the open systems and SAN market place, and has been instrumental in channel sales set-up for data storage products globally with major distribution and OEM players. Mr. Cerqueira has served as an analyst for telecommunications market openings for the U.S. government, and with IBM's World Sales Division. From 1991 to 1997, he held positions as Manager of International Sales of Andataco, now nStor (AMEX: NSO), and Artecon, now DotHill Systems (NYSE: HIL). Mr. Cerqueira holds an M.A. in International Communications and Management Information Systems from the American University, Washington, D.C.

Harry Brayne, Director and Managing Director

    Harry Brayne was initially employed in the civil engineering industry starting as site engineer with an international civil engineering contractor, progressing within the industry to Contracts Manager overseeing civil engineering projects throughout the South of England. In 1974, he founded the Civil Engineering Company, undertaking contracts throughout Southern England and Libya. This business was sold in 1983. In 1982 he was appointed a director of Willow Ltd., a company specializing in data transfer. He has been the Chairman of NetVault Limited and Willow Starcom Ltd. since 1997. He was educated at Chivers College Portsmouth, and Peterborough and Southampton Technical Colleges.

Patrick Barcus, Vice President, Pacific Rim

    Patrick Barcus has experience in open systems storage markets in Asia and general distribution strategy, marketing and advertising for software storage management products in Japan and other Asian countries. Prior to joining BakBone, he created and implemented sales strategies for optical device manufacturers in Japan and throughout the Pacific Rim. Mr. Barcus financed and structured the operations of our two Japanese subsidiaries BakBone KK and Tracer KK. Mr. Barcus graduated from American University with a B.A. in International Studies.

Fabrice Helliker, Executive Vice President of Engineering

    Fabrice Helliker joined NetVault Limited (previously known as Willow Corporation) in 1992 to support the existing backup products and to aid in the development efforts with AT&T Bell Labs for NetVault. Mr. Helliker managed the development team through several major revisions of NetVault during the 1990s. He also led the re-architecture effort for the NetVault 6 product, designing the flexible development methods in use today for NetVault's modular structure. Mr. Helliker was appointed to the position of Vice President, Engineering of the Company effective March 30, 2000. He received a Bachelor's of Science Degree with Honors in Computer Science from Brighton University.

Andrew Unsworth, Managing Director, European Operations

    Andrew Unsworth has held the position of Managing Director of European operations of BakBone Ltd. for over twelve years. He negotiated the joint venture between AT&T and Willow (now BakBone Ltd.) which resulted in the NetVault development program. Furthermore, in 1996, he negotiated distribution rights for NetVault in the Pacific Rim and set up distribution channels in Europe. He has a Full Technology Certificate in Telecommunications from Chelmer Institute, Essex and a Diploma in Management Sciences from St. Helens College of Technology, Merseyside.

Archie Nesbitt, Director

    Archie Nesbitt has more than 30 years of public company management experience and has been a senior officer and director of a number of public and private corporations. Mr. Nesbitt is a lawyer and is a member of The Law Society of Alberta. He has practiced law as President of A.J. Nesbitt Professional Corporation since 1978. Since 1981, Mr. Nesbitt has been the President, Secretary and a Director of Naneco Minerals Ltd., a mining and exploration company with an international polymetallic focus, which trades on The Canadian Venture Exchange. During the early 1980s, as Chief Operating Officer and General Counsel for Geomex Development Inc. and Geomex Minerals Inc., Mr. Nesbitt supervised and administered worldwide mineral and oil and gas exploration and development expenditures by fourteen limited partnerships investing funds raised in the Federal Republic of Germany. Mr. Nesbitt holds a Bachelor of Laws degree from the University of Western Ontario, and a Bachelor's of Commerce degree with Honors from Queens (Ontario) University.

J.G. (Jeff) Lawson, Director

    Jeff Lawson is a Partner at the law firm of Burnet, Duckworth & Palmer LLP, located in Calgary, Alberta. Mr. Lawson specializes in securities law and has extensive experience in both private and public offerings and merger and acquisitions activities. He acts as counsel to a number of industrial and resource companies, is a director or officer of a number of publicly listed entities, and serves as a director of certain non-profit and charitable organizations. Mr. Lawson received an LLB from the University of Alberta in 1993.

Neil MacKenzie, Director

    Neil MacKenzie is a Director and the Vice President of Newpark Drilling Fluids Canada Inc., a subsidiary of Newpark Resources Incorporated, (NYSE: NR). Mr. MacKenzie is also a Director of Wireless Matrix Corporation (TSE: WRX). Mr. MacKenzie attended the Southern Alberta Institute of Technology.

Jeffrey Taylor, Director

    Jeff Taylor previously served as Chairman of the Board of Directors for Pennaco Energy Inc., an independent natural gas and oil company. Pennaco Energy, an American Stock Exchange-listed company, was sold to USX Marathon Group (NYSE: MRO). Mr. Taylor also served as a director of the University of California—San Diego, Cancer Center. He holds an MBA from the University of San Diego, and a Finance degree from the University of Southern California.

ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE

    Management's Discussion and Analysis of the financial conditions and results of operations of the Company are set out on pages 2 through 8, inclusive, of the Company's Annual Report under the heading "Management's Financial Discussion and Analysis" and are incorporated herein by reference. The following additional information is also incorporated herein by reference and is contained within the Company's Information Circular—Proxy Statement dated August 7, 2001 prepared in connection with the Annual and Special Meeting of Shareholders of the Company held on September 24, 2001:

a.
information respecting directors' and officers' remuneration is set forth under the heading "Executive Compensation" on pages 8 through 11 of the Information Circular;

b.
information respecting directors' and officers' indebtedness to the Company is set forth under the heading "Indebtedness of Directors, Executive Officers and Senior Officers" on page 12 of the Information Circular;

c.
information concerning principal holders of securities of the Company is set forth under the heading "Voting Shares and Principal Holders" on page 8 of the Information Circular;

d.
information concerning options to purchase securities is set forth under the headings "Executive Compensation", "Summary Compensation Table", "Stock Option Plan", "Option Granted to the Named Executive Officers", "Options Exercised" and "Executive Employment Agreements" on pages 8 through 11 of the Information Circular; and

e.
information concerning interests of insiders in material transactions is set forth under the heading "Interests of Insiders and Others in Material Transactions" on page 15 of the Information Circular.

    Additional financial information is also provided in the Company's comparative financial statements for its financial year ended March 31, 2001, which are included on pages 11 through 30 of the Company's Annual Report, together with the accompanying report of the Company's auditors, which is included on page 10 of the Company's Annual Report.

    Additional financial information provided in the Company's financial statements for the year ended March 31, 2001 is included in the Company's Annual Report.

    The Company shall provide to any person, upon request to Mr. John Fitzgerald, the Controller of the Company at 10145 Pacific Heights Boulevard, Suite 900, San Diego, California 92121, phone: (858) 450-9009, facsimile: (858) 450-9929 at any time, the following documents:

a.
when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

i.
one copy of the current Annual Information Form ("AIF") of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

ii.
one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

iii.
one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as applicable; and

iv.
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

b.
at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

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SIGNATURES
TABLE OF CONTENT
GLOSSARY
ANNUAL INFORMATION FORM THE COMPANY
BUSINESS OF THE COMPANY
BUSINESS OVERVIEW
BUSINESS RISKS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
DIVIDEND POLICY
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
MANAGEMENT AND DIRECTORS
ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE